EXHIBIT 11

Radian Group Inc.

Schedule of Net Income per Share

	Three Months Ended March 31
(In thousands, except per-share amounts and market prices)	2007	2006
Net income	$113,467	$163,698

Average diluted stock options outstanding	3,208.7	4,468.3
Average exercise price per share	$45.37	$43.12
Average market price per share—diluted basis	$57.88	$57.84
Average common shares outstanding	79,428	82,937
Increase in shares due to exercise of options—diluted basis	652	770

Adjusted shares outstanding—diluted	80,080	83,707

Net income per share—basic	$1.43	$1.97

Net income per share—diluted	$1.42	$1.96